Robert D. Klingler, Esq.
Direct:    404-572-6810
Fax:    404-420-0810
Robert.Klingler@BryanCave.com

Via Email and EDGAR

May 12, 2014

Christian Windsor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:    First Security Group, Inc.
Post-Effective Amendment No. 1 to Form S-1 on Form S-3
Filed April 18, 2014
File No. 333-188137

Dear Mr. Windsor:

On behalf of our client, First Security Group, Inc. (“FSG”), we are responding to the comments received from your office by letter dated April 29, 2014 with respect to the above-referenced Post-Effective Amendment No. 1 to Form S-1 on Form S-3. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Post-Effective Amendment No. 2 to Form S-1 on Form S-3, which is being filed concurrently and reflects FSG’s responses to your comments.

Post-Effective Amendment No. 1 to Form S-1 on Form S-3

General

1.
We note your disclosure in your December 31, 2013 Form 10-K, incorporated by reference into the current registration statement, that you are currently not in compliance with certain provisions of the Written Agreement. Please confirm to us that you have fully disclosed the impact of the Written Agreement on your operations and results of operations in your registration statement, or revise to provide such disclosure in a Recent Developments section.

Response:

We confirm that we have fully disclosed the impact of the Written Agreement on our operations and results of operations in the registration statement and the documents incorporated by reference therein.

Incorporation of Certain Information by Reference, page (iii)

2.
Please revise to state that all documents subsequently filed by you with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into the prospectus.

Response:

The registration statement has been revised to include the requested disclosure.

Christian Windsor
May 12, 2014

Selling Shareholders, page 10

3.
We note that the information provided in the Selling Shareholders table is as of June 6, 2013. Please update the table so that the information is current at the time of your amended filing. In particular, the revised table should be updated to quantify:

•	the Shares registered for resale by each Selling Shareholder in this offering that continue to be held by such Selling Shareholder; and

•	the Shares that have been sold by each Selling Shareholder in this offering.

Response:

The registration statement has been revised to include the requested disclosure. In addressing this comment and updating the selling shareholder list, we determined that it was advisable to reduce the number of shares being registered, which resulted in additional changes throughout the registration statement.

Closing Information

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We have attached the requested statement as Exhibit A to this letter.

* * *

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6810. My fax number is (404) 420-0810.

Sincerely,

/s/ Robert D. Klinger

Robert D. Klingler

Enclosures

cc:    John R. Haddock
David Lin

EXHIBIT A

The undersigned Company hereby acknowledges and confirms that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 12th day of May, 2014.

FIRST SECURITY GROUP, INC.

By:     /s/ John R. Haddock
Name:    John R. Haddock
Title:    Chief Financial Officer